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                                                               Page 1 of 4 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*


                          North American Vaccine, Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                   657-201-109
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                                 (CUSIP Number)

   Charles-A. Tessier, Vice-President, Legal Affairs and General Counsel
              BioChem Pharma Inc., 275 Armand Frappier Boulevard,
                          Laval, Quebec H7V 4A7 Canada
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               August 11, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 657-201-109                                         Page 2 of 4 pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BIOCHEM PHARMA INC.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   / /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION


Laval, Quebec, Canada
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           15,040,704
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          N/A
  PERSON       ----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    15,040,704
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,040,704
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /
     N/A
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.6%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                              Page 3 of 4 Pages

     This amendment Number 10 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on behalf of BioChem Pharma Inc. ("BioChem"), a publicly-owned Canadian pharmaceutical company incorporated under the laws of Canada, relating to the common stock, no par value per share, of North American Vaccine, Inc. (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Item 4 of the
Schedule 13D, "Purpose of Transaction", is hereby amended and supplemented to add the following:

Item 4.  Purpose of Transaction

     On August 4, 1999, BioChem signed an engagement letter which appointed Salomon Smith Barney Canada Inc. as its financial advisor in connection with a potential transaction with respect to the Company. Such potential transaction could include the sale of all or a portion of the securities issued by the Company which are currently held by BioChem, the purchase of all or a portion of the outstanding equity securities issued by the Company which are not currently held by BioChem or other strategic transactions involving the Company.

     On August 11, 1999, BioChem and the Company entered into a confidentiality agreement (the "Confidentiality Agreement") in order to gain access to information in the possession of the Company which BioChem desires to evaluate in order to determine its future plans with respect to its holdings of securities issued by the Company. Under the terms of the Confidentiality Agreement, BioChem has agreed to hold confidential all information received from the Company and to refrain from engaging in certain actions.

     BioChem is currently considering a number of plans and proposals which may result in one or more actions described in subparagraphs (a) through (j) of
Schedule 13D. BioChem reserves the right to determine in the future whether to pursue any plans or proposals of the type specified above.
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                                                               Page 4 of 4 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  BIOCHEM PHARMA INC.

                                              By: /s/ Charles-A. Tessier
                                                  -----------------------------
                                                  Charles-A. Tessier
                                                  Vice-President, Legal Affairs
                                                  and General Counsel


Dated: August 12, 1999